

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 28, 2015

Mail Stop 4546

<u>Via Email</u>
Mr. Marcus Schenck
Chief Financial Officer
Taunusanlage 12, 60325
 Frankfurt am Main, Germany

>   **Re: Deutsche Bank Aktiengesellschaft**
>   **Form 20-F for Fiscal Year Ended December 31, 2014**
>   **Filed March 20, 2015**
>   **Form 6-K Dated October 8, 2015**
>   **File No. 001-15242**

Dear Mr. Schenck:

        We have reviewed your response letter dated September 28, 2015 and have the following additional comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

        After reviewing your response to these comments, we may have additional comments.

<u>Form 6-K Filed October 8, 2015</u>

<u>Deutsche Bank Announces Anticipated Charges Impacting Third Quarter 2015 Results, page 2</u>

1.   We note from your press release made public on October 7, 2015 and your Form 6-K furnished on October 8, 2015 that you anticipate recording €5.8 billion of goodwill and other intangibles impairment in the third quarter of 2015. Please respond to the following:

   - Please provide us with a quantified breakdown identifying segment and genesis of the goodwill and other intangibles on which you expect to record an impairment charge (i.e., how much related to Postbank, Bankers Trust, etc.).

   - You indicate in footnote 25 on page 389 of your 2014 20-F that you test for goodwill impairment annually in the fourth quarter. Discuss in detail the circumstances and events that triggered any interim goodwill impairment tests.

- Identify the specific expected higher capital requirements that materially impacted your goodwill impairment test. Specifically address the timing of these anticipated capital requirements, and explain how they differ from those inherent within your 2014 goodwill impairment test. Tell us the date you became aware of these higher capital requirements, as well as the date the requirements become effective.

- Tell us the "current expectations regarding the disposal of Postbank" that resulted in impairment of goodwill and intangibles for that entity. Identify the date you became aware of the information that led to the impairment charge for Postbank, and clearly explain how the new information is different than your prior expectations.

- Tell us the discount rates and long-term growth rates used to test for goodwill impairment within CB&S and PBC CGUs. Discuss the rationale for changes (if any) from those used for 2014 as disclosed within your 2014 Form 20-F on page 392.

- Discuss how recent management changes and/or shifts in strategy impacted your goodwill impairment test.

- Provide us with the details of your other intangible impairment analysis.

2. You separately disclose that you expect to record an impairment of €0.6 billion on the carrying value of your 19.99% stake in Hua Xia Bank Co. Ltd. triggered by a changed in your intent of the holding, which you no longer consider to be strategic. Please more clearly describe the change in intention regarding this holding and how that change in intent resulted in an impairment charge.

You may contact Lory Empie, Staff Accountant at (202) 551-3714 or me at (202) 551-3494 with any questions.

Sincerely,

/s/ Kevin W. Vaughn

Kevin W. Vaughn
Accounting Branch Chief
Office of Financial Services

cc (via email): Richard Walker, General Counsel
Peter Burrill, Group Controller
Mathias Otto, Deputy General Counsel Germany, Central and Eastern Europe
Joseph Kopec, MD and Associate General Counsel